EXHIBIT A

COVER LETTER TO OFFER TO PURCHASE AND LETTER OF TRANSMITTAL

IF YOU DO NOT WANT TO SELL YOUR SHARES OF BENEFICIAL INTEREST AT THIS TIME, PLEASE DISREGARD THIS NOTICE. THIS IS SOLELY NOTIFICATION OF THE FUND’S TENDER OFFER.

February 15, 2023

Dear Bow River Capital Evergreen Fund Shareholder,

As you may know, Bow River Capital Evergreen Fund (the "Fund") has elected to implement a hybrid repurchase mechanism, where under normal circumstances, the Fund intends to provide a limited degree of liquidity to shareholders by conducting discretionary semi-annual repurchase offers at the discretion of the Fund’s board of trustees (the “Board”). Shareholders are not required to take any action. The purpose of the enclosed letter is to communicate the semi-annual discretionary repurchase offer available at this time. If you do not wish to sell shares at this time, please disregard this notice.

The purpose of these repurchase offers is to provide shareholders with access to their assets and a degree of liquidity. The repurchase offer period for this repurchase offer will begin on February 15, 2023 and end on March 17, 2023.

If you invest in the Fund through a financial intermediary, please contact your financial intermediary to repurchase your shares on your behalf. All Repurchase Offer Request Forms must be submitted to and received by the Fund by 11:59 p.m., Eastern Daylight Time, on March 17, 2023 to be effective. Please allow an appropriate amount of time for your Repurchase Offer Request Form to reach the Fund.

For details of the offer and terms, please refer to the attached Repurchase Offer document.

Sincerely,

Bow River Capital Evergreen Fund